Form 6-K

No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

July 2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Goransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: July 17, 2003	By	/s/ William G. E. Jacobs

Form 6-K
HALF-YEARLY REPORT 2003 Stockholm, July 17, 2003
FINANCIAL POSITION
OPERATIONS BY BUSINESS AREA
STRUCTURAL CHANGES
OTHER FACTS
COMMENTS FROM THE CEO
CONSOLIDATED INCOME STATEMENT, SEKM
CONSOLIDATED BALANCE SHEET, SEKM
CHANGE IN EQUITY, SEKM
CONSOLIDATED CASH FLOW STATEMENT, SEKM
DEFINITIONS

[ELECTROLUX LOGO]

HALF-YEARLY REPORT 2003
Stockholm, July 17, 2003

•	Higher income for Consumer Durables in Europe, in a difficult environment

•	Continued good sales growth and higher income in USD for Consumer Durables, North America

•	Negative currency effect of SEK 600m on operating income

•	Agreement signed for divestment of compressor operation

Contents

2	Net sales and income

3	Cash flow

3	Financial position

4	Operations by business area

6	Structural changes

7	Value created

8	Other facts

9	Comments from the CEO

12	Outlook for second half of 2003

14	Financial statements

21	Definitions

	First	First		Second	Second
	half	half		quarter	quarter
Amounts in SEKm, unless otherwise stated	2003	2002	Change	2003	2002	Change

Net sales	65,375	70,804	-7.7%	33,313	37,224	-10.5%
Operating income 1)	4,207	6,513	-35.4%	2,409	2,722	-11.5%
Operating income excl. items affecting comparability	4,207	4,628	-9.1%	2,409	2,722	-11.5%
Margin, %	6.4	6.5		7.2	7.3
Income after financial items 1)	4,132	6,376	-35.2%	2,334	2,694	-13.4%
Income after financial items excl. items affecting comparability	4,132	4,491	-8.0%	2,334	2,694	-13.4%
Margin, %	6.3	6.3		7.0	7.2
Net income per share, SEK 1) 2)	9.05	14.60	-38.0%	5.10	5.60	-8.9%
Net income per share, excl. items affecting comparability, SEK	9.05	9.35	-3.2%	5.10	5.60	-8.9%
Value creation	2,010	2,084	-74	1,279	1,475	-196
Return on equity, % 1)	20.5	32.0
Return on equity, excl. items affecting comparability, %	20.5	20.5

1.	In first half of 2002, income includes items affecting comparability in the amount of SEK 1,885m (see page 2).
2.	Based on an average of 315.1 (329.6) million shares after buy-back in the first half of the year.

AB ELECTROLUX (PUBL.)

MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN	TELEPHONE -46 8 738 60 00	INVESTOR RELATIONS -46 8 738 60 03	E-MAIL ADDRESS lr@electrolux

OFFICE ADDRESS S:T GORANSGATAN 143	TELEFAX -46 6 738 70 90	WEBSITE www.electrolux.com/lr	REG. NO. 5560DB-4178

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

NET SALES AND INCOME
Net sales for the Electrolux Group in the first half of 2003 amounted to SEK 65,375m, as against SEK 70,804m for the same period in the previous year. This corresponds to a decrease of -7.7%, of which -10.8% refers to changes in exchange rates, +0.7% to changes in the Group’s structure, and +2.4% to price/mix/volume.

Operating income declined to SEK 4,207m (6,513), corresponding to 6.4% (9.2) of sales, and income after financial items decreased to SEK 4,132m (6,376), which corresponds to 6.3% (9.0) of sales. Net income declined to SEK 2,857m (4,812), corresponding to SEK 9.05 (14.60) per share.

Items affecting comparability in 2002
The above income figures for the first half of 2002 include items affecting comparability in the amount of SEK 1,885m, referring to capital gains from divestments of operations.

Income excluding items affecting comparability
Excluding the above mentioned items affecting comparability in 2002, operating income for the first half of 2003 declined by 9.1% to SEK 4,207m (4,628), representing 6.4% (6.5) of net sales. Income after financial items decreased by 8.0% to SEK 4,132m (4,491), corresponding to 6.3% (6.3) of net sales. Net income declined by 7.2% to SEK 2,857m (3,078), corresponding to SEK 9.05 (9.35) per share.

Effects of changes in exchange rates
Compared with the first half of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -600m and of SEK -530m on income after financial items. These effects are traceable mainly to the strengthening of the Swedish krona against the US dollar, the Canadian dollar and the British pound.

Financial net
Net financial items improved to SEK -75m (-137), mainly as a result of reduced net borrowings.

Second quarter
Net sales in the second quarter of 2003 amounted to SEK 33,313m (37,224). Of the total decrease of -10.5%, -10.4% is attributable to changes in exchanges rates, +1.2% to changes in Group structure, and -1.3% to volume/price/mix.

Operating income declined by 11.5% to SEK 2,409m (2,722), corresponding to 7.2% (7.3) of sales. Income after financial items decreased by 13.4% to SEK 2,334m (2,694), which corresponds to 7.0% (7.2) of sales. Net income was SEK 1,611m (1,850), corresponding to SEK 5.10 (5.60) per share.

Compared with the second quarter of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -375m and of SEK -340m on income after financial items. These effects are traceable mainly to the strengthening of the Swedish krona against the US dollar, the Canadian dollar and the British pound.

2 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

CASH FLOW
Operating cash flow generated by business operations after financial items and taxes was SEK -2,343m as compared to SEK 880m in the first half of 2002, after adjustment for proceeds from divested operations. The decline is mainly due to an increase in working capital, largely explained by a high increase in accounts payable in the first half of 2002. Higher taxes paid in the second quarter of 2003 also had a negative impact.

Cash flow is normally weak during the first half of the year as a result of the build-up of inventories and accounts receivable referring to the seasonal increase in sales of outdoor products, room air-conditioners, refrigerators and freezers.

	First half,	First half,	Full year,
Operating cash flow, SEKm	2003	2002	2002

Cash flow from operations, excluding change in operating assets and liabilities	4,214	4,763	9,100
Change in operating assets and liabilities	-5,340	-2,582	1,805
Capital expenditures	-1,409	-1,468	-3,335
Other	192	167	95

Operating cash flow	-2,343	880	7,665

FINANCIAL POSITION

Equity
Equity as of June 30, 2003 amounted to SEK 27,391m (30,437), which corresponds to SEK 87.70 (92.40) per share.

Return on equity was 20.5% (32.0). Return on equity in the previous year, excluding items affecting comparability, was also 20.5%.

	First half	First half	Full year
Change in equity, SEKm	2003	2002	2002

Opening balance	27,629	28,864	28,864
Dividend payment	-1,894	-1,483	-1,483
Repurchase of shares	-872	—	-1,703
Minimum liability US pensions	—	—	-1,335
Translation differences, etc.	-329	-1,756	-1,809
Net income	2,857	4,812	5,095

Closing balance	27,391	30,437	27,629

Liquid funds and Net debt / equity
Net borrowings decreased to SEK 5,707m (6,896). Liquid funds at the end of the period amounted to SEK 9,426m (14,336). Interest-bearing liabilities declined to SEK 15,133m (21,232).

The net debt/equity ratio improved to 0.20 (0.22). The equity/assets ratio decreased somewhat to 37.3% (39.5).

3 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

	June 30,	June 30,	Dec. 31,
Net debt, SEKm	2003	2002	2002

Interest-bearing liabilities	15,133	21,232	15,698
Liquid funds	-9,426	-14,336	-14,300

Net borrowings	5,707	6,896	1,398
Net debt/equity	0.20	0.22	0.05
Equity/assets ratio, %	37.3	39.5	39.7

Net assets
Net assets as of June 30, 2003 declined to SEK 32,377m (34,777). Average net assets for the period declined to SEK 31,396m (37,985), mainly as a result of restructuring and changes in exchange rates. Average net assets after adjustment for items affecting comparability amounted to SEK 33,803m (39,146), corresponding to 25.9% (27.6) of net sales. The return on net assets was 26.8% (34.3) and 24.9% (23.6) excluding items effecting comparability.

Inventories, accounts receivable and accounts payable
Inventories amounted to SEK 16,300m (16,108) and accounts receivable to SEK 26,767m (26,754), corresponding to 12.2% (11.3) and 20.1% (18.8) of annualized net sales, respectively. Accounts payable amounted to SEK 16,025m (17,140), corresponding to 12,0% (12,1) of annualized net sales.

OPERATIONS BY BUSINESS AREA

Consumer Durables
Industry shipments of core appliances in Europe increased in volume during the first half of 2003 by approximately 3% compared with the same period in the previous year. The Western European market showed an increase of almost 2%, while the market in Eastern Europe increased by approximately 9%.

Group sales of appliances in Europe increased slightly on the basis of good growth in Eastern Europe and the UK. Operating income and margin were in line with the previous year. Operating income was mainly negatively impacted by unfavorable trends for currencies, as well as downward pressure on prices.

Industry shipments of core appliances in	First half	Second
Europe, year-over-year	2003	quarter 2003

Western Europe	+2%	0%
Eastern Europe	+9%	+10%

Total Europe	+3%	+2%

In the US, industry shipments of core appliances showed a slight increase compared with a strong first half in 2002. Shipments of major appliances, i.e. including room-air-conditioners and microwave ovens, increased by almost 7%. In the second quarter, shipments rose by approximately 1% for core appliances and by approximately 7% for major appliances. Both sales and operating income for the Group’s North American appliance operation showed good growth

4 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

in USD, but declined in SEK, compared with the first half of 2002. The improvement in income in USD was a result of higher volumes and greater internal efficiency. Margin was unchanged, however, as a result of increased downward pressure on prices.

Industry shipments of appliances in US,	First half	Second
year-over-year	2003	quarter 2003

Core appliances	+1%	+1%
Major appliances	+7%	+7%

Demand for core appliances in Brazil showed a substantial downturn, particularly in the second quarter. Sales for the Group’s Brazilian appliance operation rose in local currency on the basis of an increase in market share and higher exports to Argentina, but declined in SEK. Operating income improved as a result of price increases, but remained negative.

In India and China, Group sales declined substantially as a result of ongoing restructuring and downsizing. Operating income showed a marked downturn and was negative in both markets. (See further comments by the CEO on page 11.)

In Australia, the market for appliances increased in volume compared to the first half of 2002. The Group’s Australian operation reported somewhat lower sales in local currency. Operating income improved as a result of greater internal efficiency.

Demand for floor-care products showed some growth in Europe, and is estimated to have declined slightly in the US. Group sales in Europe were largely unchanged from the first half of 2002, while sales in the US declined. Operating income was substantially lower, mainly due to an unfavorable product mix and downward pressure on prices, particularly in the US.

Demand for consumer outdoor products in Europe was lower than in the first half of 2002 due to unfavorable weather in several key markets. Sales for the Group’s European operation decreased somewhat, but operating income improved as a result of greater efficiency in manufacturing.

In North America, demand for outdoor products was largely unchanged. Group sales increased slightly in local currency. Operating income and margin improved in local currency as a result of a more favorable product mix and greater internal efficiency.

Overall, sales for the Consumer Durables business area declined after translation into SEK. Operating income declined, with a slightly lower margin.

Professional Indoor Products
Demand for food-service equipment was considerably weaker than in the first half of 2002. Group sales declined and operating income showed a substantial downturn.

Sales for laundry equipment declined slightly due to weaker demand in the US and Japan. Operating income was lower than in the previous year, with an unchanged margin.

Demand for compressors in Europe was higher than in 2002. Group sales increased for comparable units. Operating income showed a substantial improvement, although from a low

5 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

level, as a result of restructuring and write-downs of assets, as well as higher volumes of new products.

Total sales for Professional Indoor Products decreased, mainly as a result of divestments. Operating income was largely unchanged for comparable units.

Professional Outdoor Products
Demand for professional chainsaws is estimated to have increased in both Europe and the US, particularly in the light-duty segments. Group sales of chainsaws rose over last year, particularly in the US.

Group sales of professional lawn and garden equipment were higher than in 2002, mainly in the US. Sales of diamond tools and power cutters declined for comparable units, due to weak demand in the construction market.

Overall, sales for Professional Outdoor Products were lower than in the previous year, excluding the acquisition of Diamant Boart as of July 1, 2002. Operating income improved and margin was slightly higher.

STRUCTURAL CHANGES

Restructuring program in 2002
The restructuring measures announced in December 2002 refer mainly to appliances in North America, India and China, as well as to compressors. Measures are aimed at improving productivity and adjusting the cost structure. See table below for total costs and estimated savings.

Of the total charge of SEK 1,338m in the fourth quarter of 2002, approximately SEK 671m had been utilized as of June 30, 2003. Savings in the first half of 2003 amounted to SEK 60m. Changes implemented to date have involved personnel cutbacks of approximately 1,600.

Restructuring program in 2002, SEKm		Utilized as	Savings in	Estimated
		of June 30,	first half,	savings
	Total cost	2003	2003	2003

Major appliances, Rest of the world	613	338	35	57
Major appliances, North America	396	156	0	94
Major appliances, Europe	177	61	12	40

Total major appliances	1,186	555	47	191
Compressors	152	116	13	45

Total	1,338*	671	60	236

*	SEK 567m of the total cost referred to write-downs of assets.

Restructuring program in 2001
The restructuring measures announced in 2001 are proceeding according to plan. Of the total charge of SEK 3,261m in 2001, SEK 2,908m had been utilized as of June 30, 2003. Savings in

6 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

the first half of 2003 amounted to approximately SEK 268m compared to the first half of 2002. Changes implemented to date have involved personnel cutbacks of approximately 4,440. Savings for the full year 2003 are estimated at SEK 329m compared to 2002.

Restructuring program in 2001, SEKm

					Estimated
			Accumulated	Savings in	accumulated
		Utilized as	savings	first half, 2003	savings
		of June 30,	Jan. 1, 2002 -	compared to	Jan. 1, 2002 -
	Total cost	2003	June 30, 2003	first half, 2002	Dec. 31 2003

Major appliances, Europe	997	738	520	179	785
Floor care, Europe	19	19	11	7	18
Garden products, Europe	157	124	128	25	166
Major appliances, North America	114	107	186	13	237
Major appliances, Rest of the world	40	36	66	0	89

Total Consumer Durables	1,327	1,024	911	224	1,295
Food-service equipment	168	167	146	7	189
Components	1,710	1,674	479	35	647
Other	56	43	57	2	79

Total	3,261	2,908	1,593	268	2,210

Divestment of compressor operation
In the beginning of July, an agreement was signed regarding divestment of the compressor operation, which is part of the Professional Indoor Products business area. The operation had external sales of approximately SEK 2,800m in 2002 and the number of employees is about 4,100. The sale is expected to be completed during September 2003 and will not have any significant effect on the Group’s income and financial position.

Investments in new manufacturing facilities
The Board has approved an investment of approximately SEK 600m (approximately EUR 65m) for the construction of a new refrigerator plant in Nyiregyhaza, Hungary. The plant will be specialized in combi-bottom fridge-freezers with an anticipated annual capacity of approximately 560,000 units, and will employ about 600 people. The project is scheduled for completion in the first half of 2005.

The Board also approved an investment of approximately SEK 80m in a new washing machine plant in St. Petersburg, Russia with an initial annual capacity of 150,000 units. Provided that necessary agreements can be reached regarding customs duties and taxes, this project is scheduled for completion in 2004.

VALUE CREATED
The total value created during the first half of 2003 amounted to SEK 2,010m, as compared with SEK 2,084m in the first half of the previous year.

The overall decline in sales and operating margin during the first half was compensated by lower net assets. The capital turnover rate increased to 3.87, as compared with 3.62 in the previous year.

7 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

The table below shows value created by business area.

	First	First		Second	Second
Value creation by business area,	half	half		quarter	quarter
SEKm	2003	2002	Change	2003	2002	Change

Consumer Durables
Europe	923	896	27	488	522	-34
North America	983	1,060	-77	657	753	-96
Rest of the world	-610	-538	-72	-277	-192	-85

Total Consumer Durables	1,296	1,418	-122	868	1,083	-215

Professional Products
Indoor	215	115	100	134	84	50
Outdoor	644	628	16	347	340	7

Total Professional Products	859	743	116	481	424	57

Common Group costs, etc.	-145	-77	-68	-70	-32	-38

Total	2,010	2,084	-74	1,279	1,475	-196

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. The Group’s WACC is estimated at 13% before tax.

OTHER FACTS

Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of June 30, 2003 the Group had a total of 379 lawsuits pending, representing approximately 20,500 plaintiffs. A total of 167 new cases were filed during the second quarter of 2003, and 85 were resolved. Approximately 20,000 of the plaintiffs refer to cases pending in the state of Mississippi.

Parent company
Net sales for the parent company, AB Electrolux, for the first half of 2003 amounted to SEK 3,175m (3,331). Income after financial items was SEK 5,147m (2,602), including dividends from subsidiaries in the amount of SEK 4,495m (3,975). Capital expenditure was SEK 31m (67). Liquid funds at the end of the period amounted to SEK 4,667m (7,668) as against SEK 8,090m at the start of the year.

Repurchase of shares and reduction of share capital
The Electrolux Board has authorized additional repurchase of own shares in accordance with the authorization by the Annual General Meeting in April 2003.

8 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

The Annual General Meeting authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting. Shares of series A and/or B may be acquired on condition that after each transaction the company owns a maximum of 10% of the total number of shares.

Following the reduction of the share capital of AB Electrolux in May 2003, the company’s share capital consists of 10,000,000 A-shares and 314,100,000 B-shares, totaling 324,100,000 shares.

During the first half of 2003, Electrolux repurchased 6,155,700 own B-shares for a total of SEK 872m, corresponding to an average price of SEK 142 per share. As of June 30, 2003, the company owned a total of 11,937,172 B-shares, equivalent to 3.7% of the total number of outstanding shares.

Repurchase of shares	Total number of
	outstanding A- and	No. of shares held	No. of shares held
	B-shares	by Electrolux	by other shareholders

As of January 1, 2003	338,712,580	20,394,052	318,318,528
Repurchase of shares in first quarter of 2003	—	2,726,700	—

Number of shares as of March 31, 2003	338,712,580	23,120,752	315,591,828
Cancellation of shares in May of 2003	-14,612,580	-14,612,580	—
Repurchase of shares in second quarter of 2003	—	3,429,000	-3,429,000

Number of shares as of June 30, 2003	324,100,000	11,937,172	312,162,828

COMMENTS FROM THE CEO

Demand for Consumer Durables was generally in line with or somewhat higher than the first half of 2002 in both Europe and the US. Shipments of appliances in the second quarter remained at a high level in the US, and increased slightly in Europe. The Brazilian market showed a substantial downturn, particularly in the second quarter.

We had a good season for outdoor products, although demand was somewhat lower than in 2002 due to less favorable weather in particularly Europe. Market conditions for Professional Indoor Products were weak in both the first and second quarters.

Group sales for comparable units increased by 2% for the first half of the year, and declined by 1% in the second quarter, adjusted for changes in exchange rates. The decline in operating income refers mainly to Consumer Durables in the Rest of the World, and to the negative impact of changes in exchange rates. Operating income for Consumer Durables in North America, which reported a decline in SEK, was up 6% in local currency. The total negative impact on operating income from changes in exchange rates amounted to SEK 600m, and referred mainly to translation effects due to the weakening of the US dollar and British pound against the Swedish krona. Implemented restructuring had a positive impact on income, and the total cost

9 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

for materials and components was slightly lower than in the previous year. Trends for price and mix were negative overall, however.

Despite a competitive market environment, operating margin was in line with the previous year, both for the period as a whole and for the second quarter. The margin of 7.2% for the second quarter is one of the highest reported by the Group in recent years. We should remember that the second quarter is the strongest during the year, driven by outdoor products and other seasonal products that are not sold in the same large volumes in the remaining part of the year.

Return on equity in the first half was 20.5% and return on net assets was 26.8%. The net debt to equity ratio was unchanged at 0.20.

Higher income in Europe despite difficult environment
Sales in units for our European appliance operation showed a slightly higher growth than the market. Both income and margin was largely unchanged from last year, reflecting a generally difficult environment in Western Europe, where several markets declined in the second quarter. Margin was mainly negatively impacted by unfavorable currency trends and more intense pressure on prices

We were of course helped by recent restructuring, which included the closure of one plant for refrigerators in Germany at year-end 2002, and one plant for hobs in Germany at the end of the first quarter, 2003. Ongoing measures to consolidate the number of product platforms also had a positive effect. During the period we started to sell a new dishwasher that is produced from one, single platform for all of Europe, and which will become our global platform in this category. The plan to decrease the number of product platforms by more than half within appliances in Europe in order to take out complexity and costs, is proceeding according to plan. We expect to achieve a reduction by about one third by year-end 2003 compared with 2001.

Apart from the new dishwasher mentioned above, new product launches include several new cookers, washers and refrigerators. In the second half of the year, we will launch a new line of built-in appliances. We are also launching the “Electrolux Icon range“of built-in products, mainly for the Scandinavian markets.

We are continuing our efforts to consolidate the European brand portfolio. During 2003, we have started to double brand our local brands with Electrolux in key markets, e.g. Arthur Martin in France, Juno in Germany, Zanussi in UK and Benelux. Our largest brand in Italy, Rex, will also start to be double-branded from the third quarter 2003. The first joint advertisements for the Electrolux brand in Europe will be launched in September in Sweden, Finland, France and Central European countries.

Continued good performance in North America
As mentioned above, the US operation achieved continued good sales growth and higher operating income in local currency for both appliances and consumer outdoor products. We strengthened our market share in both categories, and also managed to improve internal efficiency.

10 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

Sales and income for floor-care products in North America declined as a result of a deterioration in price and mix following increased competitive pressure from producers in low-cost countries. Although the margin for floor-care products in North America has declined substantially, it is from a high level.

We are continuing our efforts within appliances in North America to improve the product offering and build brand equity. The new “Icon range” of built-in appliances that will be launched in the US under the Electrolux brand late this year was shown in April at the Kitchen and Bath Industry Show in Orlando, Florida. This product range has been created using the Group’s global resources. The design has been carried out jointly by our US and Italian design teams, and European technology is used in some products. The dishwasher is a product of our Australian operation.

Operations in China and India
Performance of our operations in China and India was negatively impacted by ongoing restructuring and downsizing activities.

We have new management in place in both countries and are taking strong measures to improve both the internal structure and the way operations are run in these countries.

In China, we have now consolidated production of refrigerators to one plant. We have also exited non-core product categories, and are concentrating operations on refrigerators and washers for the higher specified segments in the market. The number of employees has been reduced by about 600 from year-end 2002.

China is becoming increasingly important for the Group as a sourcing base. We are currently sourcing floor-care products, air conditioners and some outdoor products from Chinese OEM suppliers, based on our own specifications and design, and are also evaluating long-term opportunities to use our own local production base for exports out of China. We have recently opened a design center, as well as a purchasing and R&D center in the Shanghai region.

In India, we have now stopped production in both compressor plants. We are also in the process of downsizing one plant for refrigerators and are offering so called Voluntary Retirement Schemes in the other two in order to reduce the number of employees. The number of employees in India has been reduced by about 180 since year-end 2002. We need to achieve further cost reductions in India, and are taking actions to achieve this, as well as increasing our efforts to improve the product offering and brand management.

Both the Indian and Chinese operations are gradually becoming better integrated into the Group in order to be part of our global product councils, and thereby benefit from other supporting Group processes in purchasing, talent management and branding.

We are implementing turn around plans for both countries. Although there is still substantial uncertainty regarding the potential of these operations, our goal is for the Chinese operation to reach break even by the end of 2004. When it comes to India, we should not expect to reach break even until 2005.

11 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

Continued positive trend for outdoor products
We achieved higher income and a continued high margin for Professional Outdoor Products. The consumer outdoor operation also had a good performance.

Our outdoor products have shown continuous good growth over the years, both organically and through acquisitions. This refers particularly to the professional side of the business under the Husqvarna brand and the North American consumer operation.Total sales of outdoor products now amount to almost SEK 27 billion on an annual basis.

All outdoor operations are now combined under one management. This has been implemented in order to improve management and leverage of Group resources with respect to brands, customer relations, product expertise, purchasing and production. For the second season we are now successfully selling an up-market consumer product range under the Husqvarna brand at the large retailers in North America. Our outdoor products form an important part of the Group, and we expect continued growth and strong performance of these operations.

Divestment of compressor operation
In the beginning of July, we signed an agreement for the divestment of the compressor operation. We have thereby completed the sale of the components operation, which was not strategic to the Group. This means that the number of product lines within Professional Indoor Products has been reduced to two, food-service equipment and laundry equipment, and we will now focus on developing these.

We are continuing to increase our efforts to source more components from low cost countries.

Investments in new factories in Eastern Europe
In order to improve our manufacturing structure in Europe the Board has taken the decision to invest in the construction of a new fridge-freezer factory in Hungary, with an annual capacity of 560,000 units, and a new washing machine factory in Russia, with an initial capacity of 150,000 units. The total investment for both projects amounts to approximately SEK 680m.

These investments will contribute to reducing complexity and enable further consolidation of manufacturing in the respective product areas, as well as supporting our future growth in the Eastern European markets. Electrolux already has a large manufacturing base in Hungary where we produce a total of about two million refrigerators and freezers per year, in addition to two million vacuum cleaners.

Outlook for second half of 2003*)
We expect market demand for appliances in the second half of the year to be flat or slightly up in both Europe and North America, compared with the same period in the previous year.

The negative trend in income for the appliance operations in India and China is expected to continue, as well as the weaker performance of floor-care products in North America and Professional Indoor Products. The continued weakening of the US dollar and the British pound

12 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

against the Swedish krona and the Euro will have a greater negative impact on Group’s income than previously anticipated.

The previously published outlook for 2003 remains unchanged, stating that operating income for the full year is expected to be somewhat lower than in 2002.

Stockholm, July 17, 2003

Hans Straberg
President and CEO

*) The previous outlook published in April 2003 stated:
“Although there is still uncertainty regarding market conditions during the rest of the year, the Group expects demand for appliances to be generally flat in both Europe and North America. As a result of the negative trend in income for the appliance operations in India and China, continued downward pressure on prices for floor-care products in North America and weaker demand for Professional Indoor Products, the Group’s operating income for the full year is expected to be somewhat lower than in 2002.”

Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

13 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

CONSOLIDATED INCOME STATEMENT, SEKM

	First	First	Second	Second	Full
	half	half	quarter	quarter	year
	2003	2002	2003	2002	2002

Net sales	65,375	70,804	33,313	37,224	133,150
Cost of goods sold	-49,585	-54,410	-25,073	-28,462	-101,705
Selling expense	-8,596	-8,769	-4,379	-4,565	-17,738
Administrative expense	-2,892	-2,922	-1,414	-1,471	-5,405
Other operating income/expense	-95	-75	-38	-4	-137
Items affecting comparability	—	1,885	—	—	-434

Operating income*	4,207	6,513	2,409	2,722	7,731
Margin, %	6.4	9.2	7.2	7.3	5.8

Financial items, net	-75	-137	-75	-28	-186

Income after financial items	4,132	6,376	2,334	2,694	7,545
Margin, %	6.3	9.0	7.0	7.2	5.7
Taxes	-1,277	-1,589	-721	-863	-2,459
Minority interests in net income	2	25	-2	19	9

Net income	2,857	4,812	1,611	1,850	5,095
* Including depreciation in the amount of:	-1,702	-1,971	-848	-965	-3,854
Net income per share, SEK	9.05	14.60	5.10	5.60	15.60

Number of shares after buy backs, million	312.2	329.6	312.2	329.6	318.3
Average number of shares after buy backs, million	315.1	329.6	314.0	329.6	327.1

CONSOLIDATED BALANCE SHEET, SEKM

	June 30	June 30	Full year
	2003	2002	2002

Assets
Fixed assets	26,653	28,307	27,698
Inventories, etc.	16,300	16,108	15,614
Accounts receivable	26,767	26,754	22,484
Other receivables	5,218	7,318	5,328
Liquid funds	9,426	14,336	14,300

Total assets	84,364	92,823	85,424

Equity and liabilities
Shareholders’ equity	27,391	30,437	27,629
Minority interests	565	593	592
Interest-bearing liabilities and provisions	15,133	21,232	15,698
Non-interest-bearing liabilities and provisions	41,275	40,561	41,505

Total equity and liabilities	84,364	92,823	85,424

Contingent liabilities	1,286	1,587	949

14 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

CHANGE IN EQUITY, SEKM

	First	First	Full
	half	half	year
	2003	2002	2002

Opening balance	27,629	28,864	28,864
Dividend payment	-1,894	-1,483	-1,483
Repurchase of shares	-872	—	-1,703
Minimum liability US pensions	—	—	-1,335
Translation differences etc.	-329	-1,756	-1,809
Net income	2,857	4,812	5,095
Closing balance	27,391	30,437	27,629

CONSOLIDATED CASH FLOW STATEMENT, SEKM

	First	First	Full
	half	half	year
	2003	2002	2002

Operations
Income after financial items	4,132	6,376	7,545
Depreciation according to plan charged against above income	1,702	1,971	3,854
Provisions and capital gains/losses	-692	-3,274	-1,272
Taxes paid	-928	-310	-1,027
Changes in operating assets and liabilities
Change in inventories	-920	-1,247	-706
Change in accounts receivable	-5,109	-4,641	28
Change in other current assets	-168	288	832
Change in current liabilities and provisions	857	3,018	1,651

Cash flow from operations	-1,126	2,181	10,905
Investments
Acquisition and divestment of operations	—	3,142	2,229
Capital expenditure in tangible fixed assets	-1,409	-1,468	-3,335
Capitalization of product development and software	-174	-102	-195
Other	366	269	290

Cash flow from investments	-1,217	1,841	-1,011

Dividend	-1,894	-1,483	-1,483
Repurchase of shares	-872	—	-1,703

Cash flow after dividends	-5,109	2,539	6,708
Change in interest-bearing liabilities	439	-145	-4,157
Total cash flow	-4,670	2,394	2,551
Liquid funds at beginning of year	14,300	12,374	12,374
Exchange-rate differences referring to liquid funds	-204	-432	-625
Liquid funds at end of period	9,426	14,336	14,300

Change in net borrowings
Total cash flow excl. change in loans	-5,109	2,539	6,708
Net borrowings at beginning of year	-1,398	-10,809	-10,809
Exchange-rate differences referring to net borrowings	800	1,374	2,703
Net borrowings at end of period	-5,707	-6,896	-1,398

15 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

NET SALES BY BUSINESS AREA, SEKM

	First	First	Second	Second	Full
	half	half	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables
Europe	23,465	23,137	11,478	11,896	48,250
North America	25,207	28,374	13,179	15,090	48,450
Rest of the world	5,981	7,694	3,073	4,257	14,820

Total Consumer Durables	54,653	59,205	27,730	31,243	111,520
Professional Products
Indoor	4,661	6,061	2,496	3,032	10,887
Outdoor	6,014	5,454	3,064	2,907	10,597

Total Professional Products	10,675	11,515	5,560	5,939	21,484
Other	47	84	23	42	146

Total	65,375	70,804	33,313	37,224	133,150

OPERATING INCOME BY BUSINESS AREA, SEKM

	First	First	Second	Second	Full
	half	half	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables
Europe	1,504	1,495	794	819	3,265
Margin, %	6.4	6.5	6.9	6.9	6.8
North America	1,933	2,214	1,135	1,338	3,271
Margin, %	7.7	7.8	8.6	8.9	6.8
Rest of the world	-170	76	-50	98	51
Margin, %	-2.8	1.0	-1.6	2.3	0.3

Total Consumer Durables	3,267	3,785	1,879	2,255	6,587
Margin, %	6.0	6.4	6.8	7.2	5.9
Professional Products
Indoor	331	397	193	214	753
Margin, %	7.1	6.6	7.7	7.1	6.9
Outdoor	948	821	506	435	1,508
Margin, %	15.8	15.1	16.5	15.0	14.2

Total Professional Products	1,279	1,218	699	649	2,261
Margin, %	12.0	10.6	12.6	10.9	10.5
Common Group costs, etc.	-339	-375	-169	-182	-683
Items affecting comparability	—	1,885	—	—	-434

Total	4,207	6,513	2,409	2,722	7,731

16 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

VALUE CREATION, SEKFONTM

	First	First	Second	Second	Full
	half	half	quarter	quarter	year
	2003	2002	2003	2002	2002

Consumer Durables
Europe	923	896	488	522	2,099
North America	983	1,060	657	753	1,170
Rest of the world	-610	-538	-277	-192	-1,011

Total Consumer Durables	1,296	1,418	868	1,083	2,258
Professional Products
Indoor	215	115	134	84	291
Outdoor	644	628	347	340	1,090

Total Professional Products	859	743	481	424	1,381
Common Group costs, etc.	-145	-77	-70	-32	-178

Total	2,010	2,084	1,279	1,475	3,461

KEY RATIOS

	First	First	Second	Second	Full
	half	half	quarter	quarter	year
	2003	2002	2003	2002	2002

Net income per share, SEK1)	9.05	14.60	5.10	5.60	15.60
Return on equity, %2)	20.5	32.0			17.2
Return on net assets, %3)	26.8	34.3			22.1
Net debt/equity ratio4)	0.20	0.22			0.05
Capital expenditure, SEKm	1,409	1,468	784	722	3,335
Average number of employees	79,895	83,597	80,282	83,867	81,971

1)	Average number of shares for the first half year after buy-backs is 315.1 (329.6) million.
2)	Annualized net income, expressed as a percentage of average equity.
3)	Annualized operating income, expressed as a percentage of average net assets.
4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

17 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

EXCHANGE RATES IN SEK

	First	First	Full
	half	half	year
	2003	2002	2002

USD, average	8.32	10.17	9.72
USD, end of period	8.04	9.14	8.78
EUR, average	9.17	9.16	9.15
EUR, end of period	9.17	9.11	9.16
GBP, average	13.44	14.74	14.58
GBP, end of period	13.25	14.03	14.09

QUARTERLY FIGURES

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2003	32,062	33,313
	2002	33,580	37,224	31,760	30,586	133,150

Operating income, SEKm	2003	1,798	2,409
	Margin,%	5.6	7.2
	2002	3,791	2,722	1,781	-563	7,731
	Margin,%	11.3	7.3	5.6	-1.8	5.8
	2002 1)	1,906	2,722	1,756	1,781	8,165
	Margin,%	5.7	7.3	5.5	5.8	6.1

Income after financial items, SEKm	2003	1,798	2,334
	Margin,%	5.6	7.0
	2002	3,682	2,694	1,728	-559	7,545
	Margin,%	11.0	7.2	5.4	-1.8	5.7
	2002 1)	1,797	2,694	1,703	1,785	7,979
	Margin,%	5.4	7.2	5.4	5.8	6.0

Net income, SEKm	2003	1,246	1,611
	2002	2,962	1,850	1,239	-956	5,095
	2002 1)	1,228	1,850	1,222	1,221	5,521

Net income per share, SEK	2003	3.95	5.10
	2002	9.00	5.60	3.80	-2.80	15.60
	2002 1)	3.75	5.60	3.75	3.80	16.90

Value creation, SEKm	2003	731	1,279
	2002	609	1,475	636	741	3,461

1)	Excluding items affecting comparability, which amounted to SEK -434m in 2002.

18 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	11,987	11,478
	2002	11,241	11,896	12,605	12,508	48,250

North America	2003	12,028	13,179
	2002	13,284	15,090	10,876	9,200	48,450

Rest of the world	2003	2,908	3,073
	2002	3,437	4,257	3,332	3,794	14,820

Total Consumer Durables	2003	26,923	27,730
	2002	27,962	31,243	26,813	25,502	111,520

Professional Products, Indoor	2003	2,165	2,496
	2002	3,029	3,032	2,192	2,634	10,887
Professional Products, Outdoor	2003	2,950	3,064
	2002	2,547	2,907	2,720	2,423	10,597
	2003	5,115	5,560
Total Professional Products	2002	5,576	5,939	4,912	5,057	21,484

OPERATING INCOME BY BUSINESS AREA, PER QUARTER SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	710	794
	Margin,%	5.9	6.9
	2002	676	819	828	942	3,265
	Margin,%	6.0	6.9	6.6	7.5	6.8

North America	2003	798	1,135
	Margin,%	6.6	8.6
	2002	876	1,338	577	480	3,271
	Margin,%	6.6	8.9	5.3	5.2	6.8

Rest of the world	2003	-120	-50
	Margin,%	-4.1	-1.6
	2002	-22	98	-41	16	51
	Margin,%	-0.6	2.3	-1.2	0.4	0.3

Professional Products, Indoor	2003	138	193
	Margin,%	6.4	7.7
	2002	183	214	197	159	753
	Margin,%	6.0	7.1	9.0	6.0	6.9

Professional Products, Outdoor	2003	442	506
	Margin,%	15.0	16.5
	2002	386	435	356	331	1,508
	Margin,%	15.2	15.0	13.1	13.7	14.2

Common Group costs, etc.	2003	-170	-169
	2002	-193	-182	-161	-147	-683

Items affecting comparability	2003	—	—
	2002	1,885	—	25	-2,344	-434

19 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

FIVE-YEAR REVIEW

Amounts in SEKm, unless otherwise stated	2002	2001	2000	1999	1998

Net sales	133,150	135,803	124,493	119,550	117,524
Operating income	7,731	6,281	7,602	7,204	7,028
Margin, %	5.8	4.6	6.1	6.0	6.0
Margin, excluding items affecting comparability, %	6.1	4.7	6.5	6.2	5.2

Income after financial items	7,545	5,215	6,530	6,142	5,850
Margin, %	5.7	3.8	5.2	5.1	5.0
Margin, excluding items affecting comparability, %	6.0	3.9	5.6	5.3	4.2

Net income	5,095	3,870	4,457	4,175	3,975
Net income per share, SEK	15.60	11.35	12.40	11.40	10.85
Average number of shares after buy-backs, million	327.1	340.1	359.1	366.2	366.2
Dividend, adjusted for share issues	6.00	4.50	4.00	3.50	3.00

Value creation	3,461	262	2,423	1,782	437
Return on equity, %	17.2	13.2	17.0	17.1	18.2
Return on net assets, %	22.1	15.0	19.6	18.3	17.5
Net debt/equity ratio	0.05	0.37	0.63	0.50	0.71
Capital expenditure	3,335	4,195	4,423	4,439	3,756
Average number of employees	81,971	87,139	87,128	92,916	99,322

20 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

DEFINITIONS

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) - (WACC x Average net assets)]. The WACC for 2003 and 2002 was 13% before tax. The WACC for previous periods was 14% before tax.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

21 (22)

[ELECTROLUX LOGO]	Half-Yearly Report 2003 / Stockholm, July 17, 2003

This report has not been audited.

Electrolux has applied in this report the accounting principles disclosed in Note 1 of the Annual Report for 2002.

Telephone conference and presentation
A telephone conference will be held at 15.00 CET on July 17, 2003. The conference will be chaired by Hans Straberg, President and CEO of Electrolux. A slide presentation of the Group’s Half-yearly 2003 results is available on the Electrolux website: www.electrolux.com/webcast1.

Financial reports in 2003
Nine-months report                      October 21

For more information
Financial information from Electrolux is also available at www.electrolux.com/ir.

22 (22)